

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Via U.S. Mail and Facsimile 703.329.9130

Thomas J. Sargeant
Chief Financial Officer
AvalonBay Communities, Inc.
671 N. Glebe Road, Suite 800
Arlington, VA 22203

       Re: AvalonBay Communities, Inc.
              Form 10-K for fiscal year ended December 31, 2010
              Filed February 23, 2011
              File No. 1-12672

Dear Mr. Sargeant:

       We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief